Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
May 17, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Laura Nicholson

Re:	Talen Energy Corporation
Amendment No. 4 Draft Registration Statement on Form S-1
Submitted April 4, 2024
CIK No. 0001622536
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated April 18, 2024, with respect to the above referenced Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 6 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.
Amendment No. 4 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1
Recent Developments - Cumulus Data Campus Sale, page 8
1.Staff’s comment: We note you disclosed herein, and in MD&A on page 49, that on March 1, 2024, you completed disposition of certain assets of Cumulus Data, which included your zero-carbon data campus currently being developed adjacent to your Susquehanna nuclear power facility, to Amazon Web Services, Inc. (AWS) for gross proceeds of $650 million, $300 million of which is to be held in escrow until the achievement of development milestones that are expected to be achieved in 2024.
You further disclosed that in connection with the data campus sale, you entered into a power purchase agreement (PPA) with AWS, pursuant to which you will supply carbon-free power from your Susquehanna facility to the data campus, including fixed-price power commitments over several years.
Please expand your disclosures to describe the development milestones, the probability of achieving them in 2024, and the consequences if none or not all of them are achieved in 2024. Additionally, discuss other salient terms of the PPA, including the PPA contractual duration, delivery volumes and values by year and in total to the extent known or reasonably estimable, clarifying any minimum firm commitments, options, contingencies, limitations or uncertainties associated with the PPA.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 10, and 52 of the Revised Registration Statement accordingly.

Management, page 96
2.Staff’s comment: Please revise your filing to disclose the period during which Mr. Berryman has served as senior vice president and Chief Nuclear Officer. Refer to Item 401(b) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Revised Registration Statement accordingly.
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The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP
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